Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF – October	83-0818339
Innovator S&P 500 Power Buffer ETF – October	83-0836334
Innovator S&P 500 Ultra Buffer ETF – October	83-0828936